Lauren A. Engel

Associate

215.963.5503

July 24, 2025

FILED AS EDGAR CORRESPONDENCE

Messrs. Brian Szilagyi and Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 5 to the Registration Statement of SEI Exchange Traded Funds (File Nos. 333-260611 and 811-23754)

Dear Messrs. Szilagyi and Cowan:

On behalf of our client, SEI Exchange Traded Funds (the “Trust” or “SETF”), this letter responds to the comments and questions that Messrs. Szilagyi and Cowan provided via telephone on May 2, 2025 and July 1, 2025, respectively, and regarding the Trust’s Post-Effective Amendment No. 5, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 7, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on April 15, 2025 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of introducing a new series of the Trust, the SEI Liquid Alternative ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Accounting Comments from Mr. Szilagyi:

1.	Comment. Please include the Financial Highlights for the Predecessor Fund’s Class F Shares in the prospectus or cite applicable guidance explaining why no Financial Highlights for Class F shares are included (the Staff notes that the as-filed 485(a) prospectus included the Financial Highlights for Class Y shares).

Response.      In response to the Staff’s comment, the Financial Highlights for the Predecessor Fund’s Class F shares will be included in the upcoming 485(b) filing.

2.	Comment. Please include, or incorporate by reference, the audited financial statements of the Predecessor Fund into the SAI.

Response.     In response to the Staff’s comment, the Predecessor Fund’s audited financial statements will be incorporated by reference into the SAI in the upcoming 485(b) filing.

Messrs. Szilagyi and Cowan

July 24, 2025

Comments from Mr. Cowan:

1.	Comment. Rule 2a-7(b)(2) under the 1940 Act states that “[i]t shall constitute the use of a materially deceptive or misleading name or title within the meaning of section 35(d) of the [1940] Act…to adopt a name that suggests that it is a money market fund or the equivalent of a money market fund” unless such fund complies with Rule 2a-7. Further, Rule 2a-7(b)(3) lists terms that are prohibited from being used in the name of fund unless it is a money market fund, including “liquid.” Accordingly, please revise the name of the Fund to remove the term “liquid.”

Response.     In response to the Staff’s comment, the Fund’s name will be changed to the SEI DBi Multi-Strategy Alternative ETF.

2.	Comment. Please update the ticker symbol on EDGAR once available.

Response.      The Trust confirms that the ticker symbol will be updated on EDGAR once available.

3.	Comment. Please remove Footnote 2 to the fee table because it seems inapplicable where the Fund will be the accounting survivor.

Response.      The requested change has been made.

4.	Comment. In the “Principal Investment Strategies” section, please clarify whether the “20 equally weighted large managed futures funds” are hedge funds and, if necessary, revise the lead-in language, as it currently suggests that the Composite is primarily composed of hedge funds.

Response.      In response to the Staff’s comment, we have made clarifying changes to the Fund’s disclosure.

Messrs. Szilagyi and Cowan

July 24, 2025

5.	Comment. In the “Principal Investment Strategies” section, please clarify the disclosure regarding the Adviser’s or Sub-Adviser’s ability to increase or decrease a sleeve’s weight in the Composite. As currently written, it suggests that one can change the weighting within the Composite itself versus the Fund’s weighting between the two sleeves of the Composite.

Response.     In response to the Staff’s comment, we have revised the disclosure to state (new text is bold and underlined):

The Sub-Adviser generally expects to maintain an approximate 60/40 weighting between the multi-strategy sleeve and the managed futures sleeve, respectively, within the Composite, but the Adviser and/or Sub-Adviser may change the two sleeves’ ~~increase or decrease a sleeve’s~~ weighting ~~within~~ in the Composite and therefore the Fund.

6.	Comment. In the “Principal Investment Strategies” section, it states that the Fund’s investments will include zero coupon obligations and obligations to restructure outstanding debt of such issuers. Please confirm that risk disclosure for these investments is included in the “Principal Risks” section.

Response.     In response to the Staff’s comment, we have added “Zero Coupon Bond Risk” to the “Principal Risks” section.

7.	Comment. In the “Principal Investment Strategies” section, it states that “[d]ue to its investment strategy the Fund may buy and sell securities and other instruments frequently.” Please confirm that this disclosure is accurate given that the portfolio turnover rate stated above is 0%.

Response.     In response to the Staff’s comment, we have reviewed the disclosure and determined it is appropriate to delete it from the “Principal Investment Strategies” section.

8.	Comment. In the “Principal Risks” section, please revise the Liquidity Risk disclosure to reflect that: (i) in stressed market conditions, the market for an ETF share may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holding; and (ii) this adverse effect on liquidity for the ETF’s shares, in turn, can lead to wider bid-ask spreads and differences between the market price of the ETF’s shares and underlying value of the shares.

Response.     In response to the Staff’s comment, the requested changes have been made.

9.	Comment. In the “Principal Risks” section, please consider whether the inclusion of “New Fund Risk” is warranted for this Fund.

Response.     In response to the Staff’s comment, we have removed “New Fund Risk.”

10.	Comment. In the “Performance Information” section, for clarity, please state that the Predecessor Fund was also advised by the Adviser and Sub-Adviser.

Response.     In response to the Staff’s comment, the requested change has been made.

Messrs. Szilagyi and Cowan

July 24, 2025

11.	Comment. In the “Performance Information” section, please revise the language that states “the performance may have been higher or lower” to instead state that “the performance may have differed” or reverse the order of “higher” and “lower” in the current disclosure to deemphasize the possibility of higher performance.

Response.     In response to the Staff’s comment, the requested change has been made.

12.	Comment. In the “Purchase and Sale of Fund Shares” section, please add disclosure explaining how investors can access recent information on the Fund’s website, including the Fund’s net asset value, market price, premiums and discounts, bid-ask spreads, as well as the median bid-ask spread for the most recent fiscal year. (see Item 6(c) of Form N-1A).

Response.     In response to the Staff’s comment, the requested changes have been made.

13.	Comment. In the “More Information About the Fund” section, please state the Fund’s investment objective pursuant to Item 9(a) of Form N-1A.

Response.      In response to the Staff’s comment, the requested change has been made.

14.	Comment. In the “More Information About Principal Risks” section, please ensure that the risks align with the risks identified in Item 4. Please clarify if any risk included in Item 9 is a non-principal risk.

Response.     In response to the Staff’s comment, we have reviewed the current risk disclosure in Item 4 and Item 9 and added “Investment Style Risk” and “Cybersecurity Risk” to Item 9 and have added “Event-Driven Strategies Risk” and “Directional and Tactical Strategies Risk” to Item 4. Item 9 risk disclosure is intended to be an expansion of the information disclosed in Item 4. Certain risks in Item 9, such as Forward, Futures, Options and Swaps, provide additional information on the Fund’s investments in specific types of derivatives, and “Short Sales” risk provides additional information on the “Long/Short Risk” disclosed in Item 4. With respect to securities lending, the Fund does not currently plan to engage in securities lending as a principal investment strategy but will be eligible to participate in securities lending and may engage in securities lending from time to time as opportunities arise. Lastly, ETPs (other than ETFs) are not principal investment strategies of the Fund but, similar to securities lending, the Fund may invest in these types of assets as opportunities arise.

15.	Comment. In the “More Information About Principal Risks” section, “Exchange-Traded Products” risk is included. If the Fund intends to invest in exchange-traded products other than ETFs, please revise the investment strategy accordingly or alternatively revise the risk.

Response.     As noted in the above comment, ETPs (other than ETFs) are not principal investment strategies of the Fund, but the Fund may invest in such assets as opportunities arise. Accordingly, until such time as the Fund is more involved in investing in ETPs, the Trust is of the view that including ETPs in the Fund’s Item 9 disclosure, without adding corresponding disclosure to the Funds’ Item 4 disclosure, is appropriate. We believe that this approach helpfully discloses the risks

Messrs. Szilagyi and Cowan

July 24, 2025

attendant to ETPs to investors and prospective investors who receive the prospectus but does not overemphasize such risks.

16.	Comment. The section currently titled “Performance Data” was previously titled “Prior Performance of a Comparable Account for the Liquid Alternative Fund.” Please consider reverting to the prior title.

Response.     In response to the Staff’s comment, we reviewed the title of the section and updated it to “Prior Performance Data.” The term “Comparable Account” is not applicable because the prior performance information now shows the performance of more than a single account that was launched since the inception of the Predecessor Fund.

17.	Comment. In the “Performance Data” section, please confirm whether all accounts that are substantially similar to the Fund are included in the Performance Composite (see Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996)). Additionally, if any of the performance information would have differed as a result of currency conversions, please include appropriate disclosure to reflect that.

Response.     In response to the Staff’s comment, we confirm that all substantially similar accounts are included within the Performance Composite. The portion of the Performance Composite that is denominated in non-US dollars is substantially smaller than the remainder of the Performance Composite, and therefore we have determined that disclosure of the effect of currency conversions is not necessary, as such conversions would have a de minimis impact. In the future, should the impact of currency conversions become more significant, the Fund would consider adding explanatory disclosure as appropriate.

18.	Comment. In the “Performance Data” section, please disclose how performance was calculated.

Response.     In response to the Staff’s comment, we have reviewed the current disclosure and believe it already provides a complete and accurate description of how the Composite’s performance is calculated.

19.	Comment. Please supplementally confirm that the Adviser has the records necessary to support the Performance Composite calculations pursuant to Rule 2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response.     We confirm that the Adviser has the records necessary to support the Performance Composite calculations.

20.	Comment. In the section titled “Trustees and Officers of the Trust,” under the “Trustees and Officers” heading, please provide the information in tabular format as described in Item 17 of Form N-1A.

Response.     Item 17(a) of Form N-1A requires that the information required by the table be included in the SAI, but it does not specifically require that the information be included in a table

Messrs. Szilagyi and Cowan

July 24, 2025

format. The Trust’s current disclosure includes all information for each Trustee and Officer that is required by Item 17(a) and is consistent with the disclosure approach taken by affiliated registrants that are overseen by the same Board of Trustees. Accordingly, the Trust respectfully prefers to maintain its disclosure as-is.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel, Esq.